SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              WHISTLER FUND, L.L.C.
                                (Name of Issuer)

                              WHISTLER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                              Whistler Fund, L.L.C.
                           One World Financial Center
                               200 Liberty Street

                                   31st Floor
                            New York, New York 10281
                                 (212) 667-4225

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 27, 2000
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)





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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $20,000,000(a)   Amount of Filing Fee: $4,000(b)
--------------------------------------------------------------------------------

(a)      Calculated as the aggregate maximum purchase price for Interests.

(b)      Calculated at 1/50th of 1% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  __________________________
         Form or Registration No.:  ________________________
         Filing Party:  ____________________________________
         Date Filed:  ______________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[x]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

INTRODUCTORY STATEMENT

                  This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO previously filed on October 27, 2000, relating to an offer ("Offer") by Whistler Fund, L.L.C. (the "Fund") to purchase, on the terms and subject to the conditions set forth in such Offer and the related Letter of Transmittal ("Letter of Transmittal"), $20,000,000 of limited liability company interests (the "Interests"), in the Fund. The information in the Offer and Letter of Transmittal including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below:



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ITEM 1.           SUMMARY TERM SHEET.

                  The disclosures contained on pages 2-3 of the Summary Term Sheet section of the Offer to Purchase are being amended to correct an error regarding the date by which Limited Partners must tender their Interests for purchase by the Fund pursuant to the Offer to Purchase. The date by which Limited Partners must tenders Interests for purchase is November 30, 2000, rather than the date (December 31, 2000) that was previously stated on pages 2-3 of the Summary Term Sheet. A copy of the disclosures being sent to investors is attached hereto as Exhibit B-1 and is hereby incorporated by reference.

                  ITEM 12. EXHIBITS.

                  The following is attached as an additional exhibit to this Schedule TO:

                  B-1 Letter to Members in connection with the corrected disclosures to the Offer.



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     WHISTLER FUND, L.L.C.

                                                     By:    Board of Managers

                                                     By:   /s/ Howard M. Singer
                                                         -----------------------
                                                         Name:  Howard M. Singer
                                                         Title:  Manager

November 8, 2000



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                                   EXHIBIT B-1

                  Letter to Members in connection with the corrected disclosures to the Offer.


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                              WHISTLER FUND, L.L.C.
                           One World Financial Center
                         200 Liberty Street, 31st Floor
                            New York, New York 10281

                  OFFER TO PURCHASE $20,000,000 OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                             DATED OCTOBER 27, 2000

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
         12:00 MIDNIGHT, NEW YORK TIME, ON THURSDAY, NOVEMBER 30, 2000,
                          UNLESS THE OFFER IS EXTENDED



To the Members of
Whistler Fund, L.L.C.

                  The following sections of the Summary Term Sheet contain corrected information concerning the terms of the Offer and replaces the 10th through 12th paragraphs of the Summary Term Sheet as contained on pages 2-3 of the original Offer to Purchase that was sent to you on October 27, 2000. The information has been corrected solely to reflect the fact that Limited Partners must tender their Interests for purchase pursuant to the Offer to Purchase by November 30, 2000, rather than the date (December 31, 2000) that was previously stated in the Summary Term Sheet.

                               SUMMARY TERM SHEET

                  o If you would like us to purchase your Interests or a portion of your Interests, you should mail a Letter of Transmittal, enclosed with our offer, to PFPC Inc. at P.O. Box 220, Claymont, Delaware 19703, attention Karl Garrett, or fax it to PFPC Inc. at (302) 791-3225 or (302) 791-2387, so that it is received before midnight, New York time, on November 30, 2000. If you choose to fax the Letter of Transmittal, you should mail the original Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original does not have to be received before midnight, New York time, on November 30, 2000). Of course, the value of your Interests will change between September 30th (the last time estimated net asset value was calculated) and December 31st when the value of your investment will be determined for purposes of calculating the purchase price for Interests.

                  o If you would like to obtain the estimated net asset value of your Interests, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact PFPC Inc. at (888) 697-9661 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).



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                  o Please note that just as you have the right to withdraw the
                    Interests you tender, we have the right to cancel, amend or postpone this offer at any time before midnight, New York time, on November 30, 2000. Also realize that although the tender offer expires on November 30, 2000, you remain a member in the Fund with respect to the Interest you tendered until December 31, 2000, when the estimated net asset value of your Interest is calculated.

                                                         Sincerely,



                                                         Whistler Fund, L.L.C.




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